SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2009

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2009, incorporated by reference herein:

Exhibit

99.1   Release dated September 30, 2009, entitled "DRDGOLD STRIKE ACTION CONTINUES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 1, 2009

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

DRDGOLD STRIKE ACTION CONTINUES

DRDGOLD said today that wage-related strike action by a total of 4 400 employees in the National Union of Mineworkers ("NUM") recognition units at the Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") and Crown Gold Recoveries Limited ("Crown") operations, which are held by the company's 74%-owned subsidiary, DRDGOLD South African Operations (Pty) Limited, has entered its third week.

Management's offer of a basic wage increase varying between 4.0% at the East Rand Proprietary Mines Limited ("ERPM") operation and 15% for certain job categories at Blyvoor, together with a Blyvoor and Crown gold profit-sharing scheme, which could add up to a further 8.5%, was rejected by the NUM prior to the start of strike action. Management's offer last week to increase the basic wage offer at Crown from 6.0% to 7.5% was similarly rejected.

The union continues to demand a 13% across-the-board basic wage increase.

Total daily production loss due to the strike action, mainly from Blyvoor's labour-intensive underground mining operation, is estimated at approximately 320 ounces of gold a day, worth some R2.4 million at the current Rand gold price.

The impact of the strike on Blyvoor's surface retreatment operation and on Crown (which is entirely a surface retreatment operation) has not been significant to date.

Employees in the NUM recognition unit at ERPM have continued to report for work as usual.

A Section 189A 60-day consultation process in terms of the Labour Relations Act to effect retrenchments of redundant positions following the suspension of all underground operations at ERPM was concluded yesterday. At Blyvoor, a Section 189A 60-day consultation process on right-sizing the operation is continuing.

Randburg

30 September 2009

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